[Letterhead of Genesis Microchip Inc.]

March 24, 2006

VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Fax. No. (202) 772-9218

Attention: Kate Tillan, Assistant Chief Accountant

Re:	Genesis Microchip Inc.

Form 10-K for the year ended March 31, 2005

Filed June 9, 2005

File No. 000-33477

Ladies and Gentlemen:

We refer to Ms. Tillan’s letter dated March 13, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended March 31, 2005 (the “Form 10-K”) and the Form 8-K dated May 4, 2005 (the “Form 8-K”) of Genesis Microchip Inc. (“Genesis” or the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Tillan’s letter immediately preceding our response thereto.

Form 10-K for the year ended March 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

Operating Expenses, page 19

1.	Please refer to our prior comment 1 from our February 8, 2006 letter. We continue to believe that the presentation and discussion of the following line items represent non-GAAP financial measures as defined by Item 10(e)(2) of Regulation S-K:

•	Research and development expenses excluding stock-based compensation expense.

•	Selling, general and administrative expenses excluding stock-based compensation expense.

We base our belief on the fact that these measures are numerical measures of your historical financial performance that exclude the amount of your stock based compensation which is included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations (i.e., research and development expenses and selling, general and administrative expenses). For each non-GAAP financial measure filed you must comply with Item 10(e) of Regulation S-K and SAB Topic 14(G). Please also see Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures – June, 2003.

Response:

The Company supplementally advises the Staff that it intends to comply with Staff’s comment and amend its disclosure to ensure the line items and related dollar amounts are equivalent to those in our Consolidated Statement of Operations. In addition, the Company will comment on changes in stock based compensation within each financial statement line item, instead of including stock-based compensation as a separate line item in the table. Please see the proposed sample table provided in response to Comment 4 below.

2.	In addition, we continue to believe that you should provide an analysis of your U.S. GAAP statements of operations. Please note that under the instructions to Item 303(a) it states that your discussion should be of the financial statements and cover the three year period covered by those statements. Item 10(e) states that you must present with equal or greater prominence the most directly comparable measure calculated and presented in accordance with GAAP.

Response:

The Company supplementally advises the Staff that it intends to comply with Staff’s comment and amend its disclosure to ensure the line items and related dollar amounts are equivalent to those in our Consolidated Statement of Operations, In addition, the Company will comment on changes in stock based compensation within each financial statement line item, instead of including stock-based compensation as a separate line item in the table. Please see the proposed sample table provided in response to Comment 4 below.

3.	Please note that Release 33-8350 provides guidance regarding MD&A disclosure and did not create new legal requirements or modify existing legal requirements such as Item 303 or 10(e) of Regulation S-K. Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Please refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

The Company supplementally advises the Staff that it intends to comply with Staff’s comment and amend its disclosure to ensure the line items and related dollar amounts are equivalent to those in our Consolidated Statement of Operations. In addition, the Company will comment on changes in stock based compensation within each financial statement line item, instead of including stock-based compensation as a separate line item in the table. Please see the proposed sample table provided in response to Comment 4 below.

4.	Please provide us with a sample of any changes you plan to make to your disclosure in response to our comments.

Response:

In response to the Staff’s comment, a sample of the Company’s proposed table disclosure, based on the financial statements included in our Form 10-K filing dated June 9, 2005, is supplementally enclosed herewith.

YEAR ENDED MARCH 31,	2005		2004		2003
	$000	% of Revenue	$000	% of Revenue	$000	% of Revenue
Research and development	$33,348	16.3%	$30,983	14.5%	$33,275	17.1%
Selling, general and administrative	48,300	23.7	39,149	18.3	36,231	18.6
Provision for costs associated with patent litigation	2,589	1.3	12,630	5.9	14,504	7.4
VM Labs operating and other restructuring costs	—	—	—	—	4,266	2.2

Total operating expenses	$84,237	41.3%	$82,762	38.8%	$84,010	43.2%

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 5. Inventories, page 7

5.	We note that your roll forward of the inventory obsolescence reserve includes increases and decreases to cost of revenues. Please confirm to us that you write down your inventory to the lower of cost or market, creating a new cost basis that cannot subsequently be marked up based on changes in underlying facts and circumstances. See ARB43 and SAB Topic 5-BB.

Response:

The Company supplementally advises the Staff that it writes down its inventory to the lower of cost or market, creating a new cost basis that cannot subsequently be marked up based on changes in underlying facts and circumstances. The Company further advises the staff that caption in the inventory obsolescence table in the notes to our financial statements entitled “Increase to cost of revenues” indicates a net addition to the inventory provision representing an estimate for obsolete or lower of cost or market inventory reserves; the caption “decrease to cost of revenues” represents the net decrease of the provision recognized when the specific inventory that has previously had an obsolescence provision provided against is subsequently sold which results in the existing inventory obsolescence provision being released; and the caption “Charge offs” represent inventory that has been written off against both the gross inventory balance and the provision because it is scrapped, or definitively determined to have no value. Charge offs have no impact on earnings but reflect a bookkeeping adjustment.

Form 8-K dated May 4, 2005

6.	Please refer to prior comment 4 from our February 8, 2006 letter. Your proposed revised disclosures related to the non-GAAP measures do not include all of the disclosures required by Regulation G and paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In addition, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item of items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material imitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:

The Company supplementally advises the Staff that it will eliminate the Non-GAAP Statement of Operations in its future Form 8-Ks, and will revise its disclosures for each non-GAAP line item in the table entitled “Reconciliation of GAAP to Non-GAAP Results” to include the disclosures required by Regulation G and paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please see the revised sample of the Company’s proposed disclosure, based on the financial statements included in our Form 8-K filing dated May 4, 2005, enclosed herewith in response to the Staff’s comment.

7.	Under Regulation G, you must accompany each non-GAAP financial measure with the following:

•	a presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); and

•	a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.

This applies to every amount that you present as a non-GAAP measure (including every numerical amount and ratio and amount per share or shares) included in your presentation of non-GAAP consolidated statements of operations.

Response:

The Company supplementally advises the Staff that it will eliminate the Non-GAAP Statement of Operations in its future Form 8-Ks, and will revise its disclosures for each non-GAAP line item in the table entitled “Reconciliation of GAAP to Non-GAAP Results” to include the disclosures required by Regulation G and paragraph (e)(1)(i) of

Item 10 of Regulation S-K and Question 8 of the FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please see the revised sample of the Company’s proposed disclosure, based on the financial statements included in our Form 8-K filing dated May 4, 2005, enclosed herewith in response to the Staff’s comment.

*         *         *         *         *

If you have any questions or additional comments regarding the information referred to herein, please do not hesitate to call the undersigned at (408) 934-4385 or Ava Hahn at (408) 934-4302.

Sincerely,

GENESIS MICROCHIP INC.

/s/ Michael E. Healy
Michael E. Healy
Senior Vice President, Finance and
Chief Financial Officer

cc:	Audit Committee, Genesis Microchip Inc.

Selim Day, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Silvia Montefiore and Philip Dowad, KPMG LLP

SAMPLE PROPOSED DISCLOSURES

GENESIS MICROCHIP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

(Unaudited)

	Three months ended		Year ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Revenues	$52,905	$54,872	$204,115	$213,420
Cost of revenues (1)	33,232	35,676	128,310	137,651

Gross profit	19,673	19,196	75,805	75,769

Gross profit %	37.2%	35.0%	37.1%	35.5%

Operating expenses:
Research and development (2)	8,671	8,461	33,348	30,983
Selling, general and administrative (3)	11,729	10,323	48,300	39,149
Provision for costs associated with patent litigation	233	3,047	2,589	12,630

Total operating expenses	20,633	21,831	84,237	82,762

Loss from operations	(960)	(2,635)	(8,432)	(6,993)
Interest income	686	276	1,939	1,062
Gain on sale of investment	—	—	—	663

Loss before income taxes	(274)	(2,359)	(6,493)	(5,268)
Provision for (recovery of) income taxes	6,570	(420)	2,954	(1,063)

Net loss	$(6,844)	$(1,939)	$(9,447)	$(4,205)

Loss per share:
Basic	$(0.20)	$(0.06)	$(0.29)	$(0.13)
Diluted	$(0.20)	$(0.06)	$(0.29)	$(0.13)

Weighted average number of common shares outstanding:
Basic	33,437	32,543	33,084	31,876
Diluted	33,437	32,543	33,084	31,876
________
(1) Included in cost of revenues:
Stock-based compensation	$—	$—	$—	$—
Amortization of acquired intangible	$2,654	$2,654	$10,616	$10,616
(2) Stock-based compensation charges included in research and development expenses	$336	$731	$1,941	$2,893
(3) Stock-based compensation charges included in selling, general and administrative expenses	$96	$329	$2,553	$937

GENESIS MICROCHIP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

(Unaudited)

	March 31, 2005	March 31, 2004
ASSETS

Current assets:
Cash and short-term investments	$129,757	$118,222
Accounts receivable, trade	30,310	28,325
Inventory	17,557	18,503
Other	5,583	6,472

Total current assets	183,207	171,522
Capital assets	15,987	17,257
Acquired intangibles	17,265	26,731
Goodwill	181,981	189,152
Deferred income taxes	14,056	3,402
Other	3,796	2,662

Total assets	$416,292	$410,726

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$12,044	$9,848
Accrued liabilities	11,634	11,503
Income taxes payable	3,118	2,520

Total current liabilities	26,796	23,871

Stockholders’ equity:
Capital stock	405,356	395,869
Cumulative other comprehensive loss	(94)	(94)
Stock-based compensation	(232)	(2,833)
Deficit	(15,534)	(6,087)

Total stockholders’ equity	389,496	386,855

Total liabilities and stockholders’ equity	$416,292	$410,726

GENESIS MICROCHIP INC.

Reconciliation of GAAP to Non-GAAP (*) Results

(unaudited, in thousands, except per share amounts)

	Three months ended		Year ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
GAAP gross profit	$19,673	$19,196	$75,805	$75,769
Amortization of intangible assets (a)	2,654	2,654	10,616	10,616

Non-GAAP gross profit	$22,327	$21,850	$86,421	$86,385

GAAP gross profit %	37.2%	35.0%	37.1%	35.5%
Amortization of intangible assets (a)	5.0%	4.8%	5.2%	5.0%

Non-GAAP gross profit %	42.2%	39.8%	42.3%	40.5%

Total GAAP operating expenses	$20,633	$21,831	$84,237	$82,762
Stock-based compensation included in research and development costs (b)	(336)	(731)	(1,941)	(2,893)
Stock-based compensation included in selling, general and administrative costs (b)	(96)	(329)	(2,553)	(937)

Total non-GAAP operating expenses	$20,201	$20,771	$79,743	$78,932

GAAP net loss	$(6,844)	$(1,939)	$(9,447)	$(4,205)
Stock-based compensation and intangible amortization expense adjustments (a & b)	3,086	3,714	15,110	14,446
Non-GAAP tax adjustments (c)	5,947	(691)	3,465	(2,773)
Gain on sale of investment (d)	—	—	—	(663)

Non-GAAP net income	$2,189	$1,084	$9,128	$6,805

Basic net (loss) income per share:
GAAP	$(0.20)	$(0.06)	$(0.29)	$(0.13)
Impact of stock-based compensation, intangible amortization, gain on sale of investments, and income tax described above (a,b,c&d)	$0.27	$0.09	$0.57	$0.34

Non-GAAP	$0.07	$0.03	$0.28	$0.21

Diluted net (loss) income per share:
GAAP	$(0.20)	$(0.06)	$(0.29)	$(0.13)
Impact of stock-based compensation, intangible amortization, gain on sale of investments, and income tax described above (a,b,c&d)	$0.26	$0.09	$0.56	$0.34

Non-GAAP	$0.06	$0.03	0.27	0.21

*	See accompanying notes on the use of non-GAAP financial information and GAAP to non-GAAP adjustments

Use of Non-GAAP Financial Information

Non-GAAP gross profit, non-GAAP gross profit %, non-GAAP operating expenses, non-GAAP net income and non-GAAP net (loss) income per share are non-GAAP performance measures that differ from the most directly comparable GAAP (generally accepted accounting principles) terms of gross profit, gross profit %, operating expenses, net income and net (loss) income per share determined. A schedule reconciling each of these amounts is included above. Differences between GAAP and non-GAAP results include certain operating costs, such as the amortization of acquired intangible assets, stock-based compensation expenses, as well as the gain on the sale of investments and income tax adjustments. Included in the calculation of weighted average shares outstanding used to compute both GAAP and non-GAAP net income (loss) per share are the dilutive effects of the appropriate amount of shares issued or issuable under Genesis’s stock-based compensation programs.

The Company believes that the presentation of these non-GAAP measures, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The Company further believes the adjustments used in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per share are based on specific, identified charges that impact different line items in the statements of operations (including research and development, and selling, general and administrative expenses), and that it is useful to investors to know how these specific line items in the statements of operations are affected by these adjustments. Genesis Microchip’s management also uses these non-GAAP financial measures internally in evaluating operations and business trends, managing and benchmarking performance, and determining certain compensation. Most of the non-GAAP items are infrequent in nature and/or are non-cash expenses that are not utilized by management in evaluating certain financial operations of the Company. However, Genesis Microchip cautions investors to consider these non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Adjustments:

Genesis has provided a reconciliation of GAAP to non-GAAP results in the table above. The following describes the nature of each adjustment and the reason the Company excludes it from non-GAAP results:

a)	Amortization expenses of intangible assets are as a result of the Company’s previous business combinations. Such amortization does not impact the Company’s cash flows and is excluded by management when evaluating certain operating results.

b)	Stock-based compensation charges are based on the intrinsic value of stock options, calculated in accordance with APB 25. To date, the intrinsic value of the Company’s stock compensation has primarily arisen from the granting or assumption of stock options in conjunction with business combinations. Due to the nature of the variables that impact the Company’s stock price, some of which are outside the control of management, and the non-cash nature of stock-based compensation charges, these expenses are excluded by management when evaluating certain operating results.

c)	The estimated tax impact of a repatriation of funds under the American Jobs Creation Act, a year end adjustment to the Company’s deferred tax balances, and the other tax impact of adjusting for the above noted expenses in arriving at the non-GAAP measures has been reflected in the above table in order to provide users with a non-GAAP net income and non-GAAP net (loss) income per share, which many investors that follow the Company use in their financial models. These charges have been excluded because they are either out of the normal course of business or result from the accounting for the Company’s previous business combinations and do not impact the Company’s cash flows.

d)	Gains on the sale of investments are excluded by management when evaluating the Company’s operating results due to the fact that they are infrequent in nature and not directly related to the ongoing operations of the Company.